Free Writing Prospectus Filed Pursuant to Rule 433

Registration No. 333-209699

Supplementing the Preliminary Prospectus Supplement dated

May 10, 2016 (to Prospectus dated February 25, 2016)

€600,000,000

Kellogg Company

1.000% Senior Notes due 2024

Pricing Term Sheet

May 10, 2016

Issuer:	Kellogg Company
Anticipated Ratings*:	Baa2 (Stable) / BBB (Stable) / BBB (Stable) (Moody’s / S&P / Fitch)
Rank:	Senior, Unsecured
Principal Amount:	€600,000,000
Offering Format:	SEC Registered
Maturity Date:	May 17, 2024
Mid Swaps Yield:	0.301%
Spread to Mid Swaps:	+77 bps
Yield to Maturity:	1.071%
Coupon (Interest Rate):	1.000%
Price to Public:	99.459%
Benchmark Bund:	1.750% due February 15, 2024
Benchmark Bund Price and Yield:	114.88%; -0.154%
Spread to Benchmark Bund:	+122.5 bps
Listing:	Kellogg Company intends to apply to list the notes on The New York Stock Exchange under the symbol “K 24”
Interest Payment Dates:	Annually on May 17, commencing May 17, 2017
(Note: First coupon payment will be short)
Day Count Convention:	ACTUAL/ACTUAL (ICMA)
Make-Whole Call:	At any time at a discount rate of Comparable Government Bond Rate plus 20 basis points, plus accrued and unpaid interest to the redemption date
Trade Date:	May 10, 2016
Settlement Date:	May 19, 2016 (T+7)
Change of Control Offer to Purchase:	If Kellogg Company experiences a Change of Control Repurchase Event, it will be required, unless it has exercised the right to redeem the notes, to offer to repurchase the notes at a purchase price equal to 101% of their principal amount, plus accrued and unpaid interest to the repurchase date
Denominations:	€100,000 and integral multiples of €1,000 in excess thereof
ISIN/Common Code/ CUSIP:	XS1410417544 / 141041754 / 487836 BR8
Joint Book-Running Managers:	Deutsche Bank AG, London Branch Morgan Stanley & Co. International plc
Coöperatieve Rabobank U.A. (Rabobank)
Co-Managers:	Banco Bilbao Vizcaya Argentaria, S.A.
HSBC Bank plc
ING Bank N.V., Belgian Branch

*Note:	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Deutsche Bank AG, London Branch toll-free at 1-800-503-4611; Morgan Stanley & Co. International plc toll free at 1-866-718-1649; or Coöperatieve Rabobank U.A. (Rabobank) at +31 0(30) 712 1591.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers were automatically generated as a result of this communication being sent via Bloomberg or another email system.

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